TOWER ONE WIRELESS CORP.
600 – 535 Howe Street
Vancouver, B.C., V6C 2Z4

TOWER ONE ANNOUNCES EXTENSION OF FILING DEADLINE FOR ITS ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND MD&A

April 28, 2020 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE:TO)(OTCQB: TOWTF)(Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that due to the COVID-19 pandemic, the Company intends to postpone the filing of (i) its annual consolidated financial statements, accompanying management's discussion and analysis (“MD&A”), and the related CEO and CFO certifications (the “Certifications”) for the year ended December 31, 2019 (collectively, the “Annual Filings”), which are required to be filed by April 29, 2020, under Sections 4.2 and 5.1(2) of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”); and (ii) its first quarter consolidated interim financial statements, accompanying MD&A and the related Certifications for the three months ended March 31, 2020, which are required to be filed by June 1, 2020, under Sections 4.3 and 4.4 of NI 51-102 (collectively, the “Quarterly Filings”, and together with the Annual Filings, the “Documents”).

On March 18, 2020, the Canadian Securities Administrators (CSA) announced that they would provide issuers with a 45-day filing extension for filings required on or before June 1, 2020, to allow issuers the time needed to focus on the many other business and financial reporting implications of the COVID- 19 pandemic.

The Company will rely on this exemption with respect to the filing of the Documents in accordance with BC Instrument 51-515 - Temporary Exemption from Certain Corporate Finance Requirements. The Company is continuing to work diligently and expeditiously to file the Documents and currently expects the Annual Filings to be filed on or prior to the extended filing deadline of June 15, 2020 and the Quarterly Filings to be filed on or prior to the extended filing deadline of July 16, 2020.

Until such time as the Annual Filings are filed, Tower One management and other insiders of Tower One are subject to a trading black-out that reflects the principles in section 9 of National Policy 11-207.

The Company confirms the following undisclosed material business developments since the Company’s third quarter interim financial statements for the period ended September 30, 2019:
•
On September 30, 2019 several outstanding loans to the Company from directors, shareholders and related parties of the Company (the “Lenders”) in the amount of US$2,381,302 (the “Loans”), including accrued interest and penalties, were refinanced. Previously accrued interest was paid in kind and added to the new principal amount. The initial term of the Loans commenced September 30, 2019 and continued for a period of 182 days, ending on the maturity date of March 30, 2020. The term of the Loans may be extended by the Company and the Lenders provided the Corporation is not in default under the Loan and Lenders have not exercised rights for repayment before the maturity date. Interest is payable on the Loans during the term at a rate of 12.00% per annum. Under the provisions of the Loans, Warrants will be issued to the Lenders on a ratio of 1:1 for every dollar invested under the Loans, with such Warrants exercisable at a price of CA$0.09 per common share of the Company for a period of 5 years, expiring September 30, 2024. The Loans require repayment of all amounts outstanding, including accrued interest and penalties, in the event of a disposition of the Company’s assets in Argentina, in which case the Lenders will have a priority on 60% of the proceeds of disposition at their pro rata entitlement with respect to any available funds only after the Company fulfills the obligations associated with the sale or disposition of assets including its previous financial commitments. As of the date of this release, the Loans have not been repaid and the term of the Loans have not been extended.

•
On March 19, 2020, the Company amended a settlement agreement, as previously amended, dated May 26, 2019 (the “Settlement Agreement”) to address certain outstanding obligations of the Company relating to secured convertible debentures and warrants issued to KW Capital Partners Limited and Plazacorp Investments Limited (the “Creditors”) on June 12, 2018, as amended (the “Debentures”). Pursuant to the Settlement Agreement, the Company is required by March 31, 2020 to pay to the Creditors the remaining balance owing under the Debentures, being C$226,000, the remaining balance owed on prior penalties, being C$1,000 and any interest owed and to issue 714,286 common shares (the “Shares”) of the Company at a deemed price of $0.07 per share to the Creditors.  As of the date of this release, amounts owning under the Debentures have not been repaid and the Shares have not yet been issued to the Creditors.

•
During the month of February, 2020, the Company disposed of three of its telecommunications towers in Argentina in a transaction for total gross proceeds of approximately CA$900,000. The proceeds of disposition were used by the Company to repay outstanding financial debt, cancel the Company’s debt associated with new construction of sites, and for the Company’s general working capital purposes.

•
During the month of March, 2020, the Company disposed of three of its telecommunications towers in Argentina in a transaction for total gross proceeds of approximately CA$410,000. The proceeds of disposition were used by the Company to repay outstanding financial debt, cancel the Company’s debt associated with new construction of sites, and for the Company’s general working capital purposes.

Other than the foregoing, the Company confirms that there have been no other undisclosed material business developments since November 29, 2019, the date of filing the Company’s third quarter interim financial statements for the period ended September 30, 2019.

About Tower One Wireless Corp.

Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure in Latin America. The Company leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry, whereby a long-term lease is secured with a tenant prior to building a tower.  The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

ON BEHALF OF THE BOARD

"ALEJANDRO OCHOA

Chief Executive Officer and Director

Contact Information

Tower One Wireless Corp.
Corporate Communications
USA   +1 (917) 546-3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

This news release may contain “forward-looking statements” within the meaning of applicable Canadian securities laws, including, without limitation: the anticipated timing of the filing of the Company’s Documents and other matters relating to the Company’s business plans. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. The Company’s statements expressed or implied by these forward-looking statements are subject to a number of risks, uncertainties, and conditions, many of which are outside of the Company's control, and undue reliance should not be placed on such statements. Forward-looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding the filing of Documents, including: material adverse consequences of the COVID-19 pandemic; unanticipated changes in laws, regulations or other industry standards affecting the business of the Company; the effects of general economic and other factors beyond the control of the Company, and any other matters that may occur in the future. Except as required by securities law, the Company does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

The Canadian Securities Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.